UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DREAMWORKS ANIMATION SKG, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32337	68-0589190
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Campanile Building, 1000 Flower Street, Glendale, California, 91201

(Address of principal executive offices)

Andrew Chang, (818) 695-5000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with its policy with respect to the sourcing of conflict minerals, DreamWorks Animation SKG, Inc. (“DreamWorks” or the “Company”) has concluded in good faith that during the 2015 reporting period, DreamWorks contracted to manufacture products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products. Based on its “reasonable country of origin inquiry” (“RCOI”) conducted, DreamWorks was unable to determine the origin of conflict minerals in all of its products and, therefore, cannot exclude the possibility that some may have originated in the Democratic Republic of the Congo or an adjoining country and may not be from recycled or scrap sources for the 2015 reporting period.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), DreamWorks has filed this Form SD and the associated Conflict Minerals Report. Both documents are posted to a publicly available Internet site at http://ir.dreamworksanimation.com/sec.cfm.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DreamWorks Animation SKG, Inc.

Date: May 31, 2016	By:	/s/ Andrew Chang
Andrew Chang
General Counsel